Form 10-K405, Exhibit 13
period 1998-01-03
APPLIANCE RECYCLING CENTERS OF AMERICA INC /MN
filed 1998-04-02
CIK 862861

EXHIBIT 13.0


                                  PORTIONS OF

                               1997 ANNUAL REPORT

                                       OF

                           APPLIANCE RECYCLING CENTERS

                                OF AMERICA, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
The 1997 fiscal year (1997) ended January 3, 1998.

The Company generates revenues from three major areas: recycling fees, sales of reconditioned and distressed appliances, and sales of byproducts. The Company experiences seasonal fluctuations in operating results, with revenues generally higher during the second and third calendar quarters than in the first and fourth quarters. The lower levels in the first and fourth quarters reflect consumer purchasing cycles, which result in lower demand for appliances and recycling services.

In 1997 the Company focused on stabilizing its operations and developing a stronger foundation for its appliance reuse business. The Company made significant progress towards these objectives. The Company reduced its loss to $748,000 in 1997 from $7,269,000 in 1996. Though the Company had lower revenues in 1997, same-store sales for its reconditioned and distressed appliance business increased 19%. Overall, gross profit as a percentage of sales increased to 41.7% in 1997 compared to 19.6% in the previous year. In addition, selling, general and administrative expenses decreased by $4,164,000 from the previous year.

REVENUES
The Company's total revenues for 1997 were $11,979,000 compared to $14,030,000 in 1996. Recycling revenues decreased to $6,274,000 in 1997 from $6,785,000 in 1996. The decrease was primarily due to the Company's closing four recycling centers in late 1996 and early 1997, partially offset by increased recycling revenues from the Company's Southern California Edison Company ("Edison") contract. Edison has renewed its contract through September 30, 1998. This contract is expected to generate minimum revenues of $3,000,000. The Company believes its 1998 recycling revenues level is dependent on the volume of appliances processed from the Edison program and whether the Edison program is extended for the last three months of 1998.

Appliance sales decreased to $4,149,000 in 1997 from $5,148,000 in 1996. The decrease was primarily due to the Company's reducing its number of retail stores to 13 in 1997 from 26 in the fourth quarter 1996. Due to substantial losses in 1996, the Company withdrew from three markets during the fourth quarter of 1996, closing 12 retail locations and three recycling centers. The Company operated 13 stores throughout 1997. Same-store sales (for stores open for the full years 1997 and 1996) increased 19% in 1997.

In 1997, the Company entered into agreements with Whirlpool Corporation to purchase Whirlpool's distressed, discontinued and returned products. The Company believes the availability of these products along with its traditional products will increase retail sales significantly in 1998.

Byproduct revenues decreased to $1,556,000 in 1997 from $2,097,000 in 1996. The decrease was primarily due to fewer appliances recycled in 1997 compared to 1996, which resulted from the closing of three recycling centers in the fourth quarter of 1996.

The Company's total revenues for 1996 were $14,030,000 compared to $16,241,000 in 1995. Recycling revenues decreased to $6,785,000 in 1996 from $12,300,000 in 1995, primarily due to decreased revenues from electric utility programs that ended during 1996.

Appliance sales increased to $5,148,000 in 1996 from $1,793,000 in 1995. The increase was due to the Company's expansion of its retail business through a new chain of stores under the name "Encore Recycled Appliances." During 1996, the Company opened 22 retail locations in seven markets. Due to substantial losses, the Company closed 12 retail locations in the fourth quarter of 1996.

Byproduct revenues decreased slightly to $2,097,000 in 1996 from $2,148,000 in 1995. The decrease was primarily due to lower sales of reclaimed CFCs offset by a small increase in scrap metal income.

GROSS PROFIT
The Company's overall gross profit rate increased to 41.7% in 1997 from 19.6% in 1996. The increase was primarily due to the closing of the under-performing recycling centers and Encore stores in the fourth quarter of 1996 and increased operating efficiencies in the remaining centers. The Company believes the gross profit rate will continue to improve in 1998 due to continued operating efficiencies and higher sales volumes at the existing centers. The Company believes the gross profit will be dependent on the volume of appliances processed from the Edison program and the gross profit margin the Company can achieve on Whirlpool product sales.

The overall gross profit rate decreased to 19.6% for 1996 from 34.7% for 1995. The decrease was primarily due to costs related to a decrease in units recycled from utility customers, start-up inefficiencies related to the expansion of the reconditioned appliance business, lower than planned retail sales and write-offs and other significant expenses related to the closing of retail stores and recycling centers. The gross profit rate in the closed markets was a negative 12.7% in 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses were 45.7% of sales in 1997 compared to 68.7% and 36.0% in 1996 and 1995, respectively. Selling, general and administrative expenses decreased to $5,479,000 in 1997 from $9,643,000 in 1996, a 43.2% decrease. Selling expenses decreased to $1,498,000 in 1997 from $3,275,000 in 1996. The decrease in selling expenses was primarily due to operating fewer retail stores in 1997 compared to 1996. General and administrative expenses decreased to $3,981,000 from $6,368,000 in 1996. The decrease was primarily due to operating fewer centers in 1997 compared to 1996 and incurring lower costs associated with the closed markets.

Selling, general and administrative expenses increased to $9,643,000 in 1996 from $5,852,000 in 1995. The increase was primarily due to opening and operating additional centers and retail operations in 1996 compared to 1995. The increase was also due to costs incurred related to closing three recycling centers and 12 retail locations.

In 1995, the Company took a one-time charge of $1,316,000 related to a loss on impaired assets and non-recurring charges associated with the Company's utility business.

INTEREST EXPENSE
Interest expense increased slightly in 1997 compared to 1996 due to a higher average borrowed amount in 1997 than 1996. Interest expense in 1996 was approximately the same as in 1995.

INCOME TAXES AND NET OPERATING LOSSES
As of its 1997 and 1996 year-ends, the Company recorded a valuation allowance of $2,952,000 and $2,795,000, respectively, against its net deferred tax assets due to the uncertainty of their realization. In addition, in conjunction with the fourth quarter business restructuring, the Company wrote-off $235,000 of deferred tax assets recorded in prior years due to the uncertainty of their realization. The realization of deferred tax assets is dependent upon sufficient future taxable income during the period when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company has net operating losses of approximately $5,630,000 at January 3, 1998 which are available to reduce income taxes payable in future years. Future utilization of these loss carryforwards is dependent upon the Company's attaining profitable operations.

To the extent the Company is able to generate taxable income in a period in which this net operating loss carryforward is available, the Company's cash requirements for the payment of income taxes would be reduced.

MINORITY INTEREST IN NET INCOME OF SUBSIDIARY
The Company was an 80% shareholder in its California subsidiary, and accordingly, recorded the minority shareholder's interest in the subsidiary's net income during 1997. No minority interest was recorded in 1996 and 1995 since the subsidiary had an accumulated net loss. During the fourth quarter of 1997, the Company purchased all the minority shareholder's stock in the California subsidiary.

LIQUIDITY AND CAPITAL RESOURCES
At January 3, 1998, the Company had a working capital deficit of $1,959,000 compared to a working capital deficit of $1,671,000 at December 28, 1996. Cash and cash equivalents decreased to $13,000 at January 3, 1998 from $280,000 at December 28, 1996. Net cash provided by operating activities was $308,000 in 1997 compared to net cash used in operating activities of $4,142,000 in 1996. The increase in cash provided by operating activities was primarily due to a decrease in the Company's net loss of $6,521,000 offset by a decrease in depreciation expense of $1,450,000.

Net cash used in investing activities was $467,000 in 1997 compared to $954,000 in 1996. The decrease in net cash used in investing activities in 1997 from 1996 was due to a decrease in capital expenditures offset by lower proceeds for selling excess equipment and the purchase of the minority interest in the California subsidiary. In November 1997, the Company purchased all outstanding shares held by the minority shareholder of its California subsidiary for $275,000.

Net cash used in financing activities was $108,000 compared to net cash provided by financing activities of $750,000 in 1996. The increase in cash used in financing activities was primarily due to the nonissuance of Common Stock in 1997.

The Company's capital expenditures were approximately $299,000 in 1997 and $1,285,000 in 1996. The 1997 capital expenditures were primarily related to building improvements. The 1996 capital expenditures were primarily related to leasehold improvements to the Company's recycling centers and additional retail stores. The Company did not have any material purchase commitments for assets as of January 3, 1998.

As of January 3, 1998, the Company had a $2.0 million line of credit with a lender. In February 1998, the line of credit was increased to $2.75 million. The amount of borrowings available under the line of credit is based on a formula using receivables, inventories, and property and equipment. The line of credit has a stated maturity date of August 30, 1999, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The loan provides for a rate of interest equal to 5 percentage points over the prime lending rate per annum, but never less than 10% per annum (the interest rate as of January 3, 1998 was 13.5%), and minimum monthly interest payments of $10,000 regardless of the outstanding principal balance. Upon an event of default, the interest rate may increase by 5 percentage points per annum. The line of credit is secured by receivables, inventories, equipment, real estate and other assets of the Company and a portion is guaranteed by the President of the Company. The loan also requires that the Company meet certain financial covenants, provides payment penalties for noncompliance, limits the amount of other debt the Company can incur, limits the amount of spending on fixed assets and limits payments of dividends. At January 3, 1998, the Company's borrowing capacity was fully utilized.

In May 1996, $700,000 was raised in a private placement of Common Stock to an institutional investor that currently holds approximately 11% of the outstanding shares. These proceeds were used to pay off an equipment loan of $480,000 and for additional working capital. The proceeds were raised from selling 50,000 shares at $14.00 per share after giving effect to the Company's 1997 reverse stock split.

The Company believes, based on anticipated revenues from the Edison contract, the anticipated growth in retail sales and the anticipated improvement in gross profit, that funds generated from operations and the current line of credit will be sufficient to finance its operations and capital expenditures through December 1998. The Company's total capital requirements will depend, among other things as discussed below, on the number of recycling centers operating and the number and size of retail stores operating during the fiscal year. Currently, the Company has four centers and 13 stores in operation. If revenues are lower than anticipated or expenses are higher than anticipated or the line of credit cannot be maintained, the Company may require additional capital to finance operations. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (including the issuance of Preferred Stock if authorized by the shareholders at the 1998 Annual Meeting of Shareholders) or other securities. There can be no assurance that such additional sources of financing will be available or available on terms satisfactory to the Company or permitted by the Company's current lender.

YEAR 2000
Based on a recent assessment of the Year 2000 Issue, the Company determined that it will be required to modify or replace significant portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. However, if such modifications and conversions are not made, or are not completed in a timely manner, the Year 2000 Issue could have a material impact on the operations of the Company.

The Company will utilize both internal and external resources to replace and test the software for Year 2000 modifications. The Company plans to complete the Year 2000 project no later than December 31, 1998. The costs of the project are expected to be funded through operating cash flows. A portion of the costs will be used to purchase new software, which will be capitalized. The remaining portion of the costs will be expensed as incurred over the course of the project. The overall cost of the project is not expected to have a material effect on the results of operations.

The costs of the project and the date by which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurances that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

FORWARD-LOOKING STATEMENTS
Statements contained in the annual report regarding the Company's future operations, performance and results, and anticipated liquidity discussed herein are forward-looking and therefore are subject to certain risks and uncertainties, including those discussed herein. In addition, any forward-looking information regarding the operations of the Company will be affected by the ability of individual stores to meet planned revenue levels, the speed at which individual Encore stores reach profitability, costs and expenses being realized at higher than expected levels, the continued ability to purchase product from Whirlpool at acceptable prices, the Company's ability to secure an adequate supply of used appliances for resale, the continued availability of the Company's current line of credit, and the ability of Edison to deliver units under its contract with the Company and the timing of such delivery.

CONSOLIDATED STATEMENTS OF OPERATIONS
Appliance Recycling Centers of America, Inc. and Subsidiaries

                                                                                          For the fiscal year ended
-----------------------------------------------------------------------------------------------------------------------------
                                                                               JANUARY 3,      December 28,      December 30,
                                                                                     1998              1996              1995
-----------------------------------------------------------------------------------------------------------------------------
REVENUES (Notes 3 and 10)
Recycling revenues                                                          $   6,274,000     $   6,785,000     $  12,300,000
   Appliance sales                                                              4,149,000         5,148,000         1,793,000
   Byproduct revenues                                                           1,556,000         2,097,000         2,148,000
-----------------------------------------------------------------------------------------------------------------------------

   Total revenues                                                           $  11,979,000     $  14,030,000     $  16,241,000

COST OF REVENUES                                                                6,989,000        11,286,000        10,611,000
-----------------------------------------------------------------------------------------------------------------------------

   Gross profit                                                             $   4,990,000     $   2,744,000     $   5,630,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                    5,479,000         9,643,000         5,852,000

LOSS ON IMPAIRED ASSETS AND NON-RECURRING CHARGES (Note 11)                          --                --           1,316,000
-----------------------------------------------------------------------------------------------------------------------------

   Operating income (loss)                                                  $    (489,000)    $  (6,899,000)    $  (1,538,000)

OTHER INCOME (EXPENSE)
   Other income                                                                   134,000           122,000            65,000
   Interest income                                                                  8,000            37,000           230,000
   Interest expense                                                              (347,000)         (294,000)         (290,000)
-----------------------------------------------------------------------------------------------------------------------------

   Income (loss) before provision for income taxes and minority interest    $    (694,000)    $  (7,034,000)    $  (1,533,000)

PROVISION FOR (BENEFIT OF) INCOME TAXES (Note 8)                                  (31,000)          235,000          (590,000)
-----------------------------------------------------------------------------------------------------------------------------

   Net income (loss) before minority interest                               $    (663,000)    $  (7,269,000)    $    (943,000)

MINORITY INTEREST IN NET INCOME OF SUBSIDIARY                                      85,000              --                --
-----------------------------------------------------------------------------------------------------------------------------

   Net income (loss)                                                        $    (748,000)    $  (7,269,000)    $    (943,000)
=============================================================================================================================

BASIC AND DILUTED LOSS PER COMMON SHARE                                     $       (0.66)    $       (6.53)    $       (0.90)
=============================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES                                        1,137,000         1,114,000         1,052,000
=============================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
Appliance Recycling Centers of America, Inc. and Subsidiaries

                                                                JANUARY 3,      December 28,
                                                                      1998              1996
--------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                    $      13,000     $     280,000
Accounts receivable, net of allowance of $35,000 in 1997
   and $84,000 in 1996 (Notes 4 and 10)                            736,000         1,127,000
Inventories (Note 4)                                               694,000           444,000
Refundable income taxes                                             29,000           400,000
Other current assets                                               140,000           246,000
--------------------------------------------------------------------------------------------
   Total current assets                                      $   1,612,000     $   2,497,000
--------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST (Notes 4, 5 and 11)
Land                                                         $   2,103,000     $   2,103,000
Buildings and improvements                                       3,955,000         3,798,000
Equipment                                                        5,461,000         5,604,000
--------------------------------------------------------------------------------------------
                                                             $  11,519,000     $  11,505,000
Less accumulated depreciation                                    4,807,000         4,086,000
--------------------------------------------------------------------------------------------
   Net property and equipment                                $   6,712,000     $   7,419,000
--------------------------------------------------------------------------------------------
OTHER ASSETS                                                 $      55,000     $      76,000
GOODWILL, NET                                                      190,000              --
--------------------------------------------------------------------------------------------
   Total assets                                              $   8,569,000     $   9,992,000
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Line of credit (Note 4)                                      $   1,513,000     $   1,390,000
Current maturities of long-term obligations (Note 5)               101,000           227,000
Accounts payable                                                 1,136,000         1,391,000
Accrued expenses (Note 6)                                          821,000         1,160,000
--------------------------------------------------------------------------------------------
   Total current liabilities                                 $   3,571,000     $   4,168,000
LONG-TERM OBLIGATIONS, LESS CURRENT MATURITIES (Note 5)          1,633,000         1,711,000
--------------------------------------------------------------------------------------------
   Total liabilities                                         $   5,204,000     $   5,879,000
--------------------------------------------------------------------------------------------
COMMITMENTS (Note 7)
SHAREHOLDERS' EQUITY (Notes 3, 4 and 9)
Common Stock, no par value; authorized 10,000,000 shares;
   issued and outstanding 1,137,000 shares                   $  10,350,000     $  10,350,000
Accumulated deficit                                             (6,985,000)       (6,237,000)
--------------------------------------------------------------------------------------------
   Total shareholders' equity                                $   3,365,000     $   4,113,000
--------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                $   8,569,000     $   9,992,000
============================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Appliance Recycling Centers of America, Inc. and Subsidiaries

                                                                                                 For the fiscal year ended
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         JANUARY 3,   December 28,   December 30,
                                                                                               1998           1996           1995
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                                    $  (748,000)   $(7,269,000)   $  (943,000)
   Adjustments to reconcile net income (loss) to net cash provided by (used in)
      operating activities:
   Depreciation and amortization                                                          1,027,000      2,477,000      1,452,000
   Minority interest in net income of subsidiary                                             85,000           --             --
   Common Stock issued for services                                                            --           30,000           --
   (Gain) loss on sale of equipment                                                         (80,000)      (118,000)        15,000
   Deferred income taxes                                                                       --          650,000       (586,000)
   Loss on impaired assets and non-recurring charges                                           --             --        1,316,000
   Change in assets and liabilities, net of effects from acquisition of
      Universal Appliance Company, Inc., and Universal Appliance Recycling, Inc.
       in 1996:
         Accounts receivable                                                                391,000        510,000      2,850,000
         Inventories                                                                       (250,000)        37,000       (247,000)
         Other current assets                                                               106,000         88,000        (17,000)
         Refundable income taxes                                                            371,000       (294,000)      (106,000)
         Accounts payable                                                                  (255,000)      (327,000)       834,000
         Accrued expenses                                                                  (339,000)        87,000       (433,000)
         Income taxes payable                                                                  --          (13,000)      (429,000)
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) operating activities                         $   308,000    $(4,142,000)   $ 3,706,000
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                                                   $  (299,000)   $(1,285,000)   $(1,549,000)
   Purchase of minority interest in California subsidiary                                  (275,000)          --             --
   Cash acquired in 1996 business acquisition                                                  --           26,000           --
   Proceeds from disposal of property and equipment                                         107,000        415,000        177,000
   Payments for non-compete agreements                                                         --         (110,000)          --
---------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                       $  (467,000)   $  (954,000)   $(1,372,000)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings under line of credit                                                  $   123,000    $ 1,390,000    $      --
   Payments on long-term obligations                                                       (231,000)    (1,412,000)      (788,000)
   Proceeds and tax benefits from stock option exercises                                       --           55,000        181,000
   Proceeds from long-term obligations                                                         --           17,000           --
   Proceeds from issuance of Common Stock                                                      --          700,000           --
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used in) financing activities                         $  (108,000)   $   750,000    $  (607,000)
---------------------------------------------------------------------------------------------------------------------------------
   Effect of foreign currency exchange rate
      changes on cash and cash equivalents                                              $      --      $    21,000    $    18,000
---------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents                                     $  (267,000)   $(4,325,000)   $ 1,745,000
CASH AND CASH EQUIVALENTS
   Beginning                                                                                280,000      4,605,000      2,860,000
---------------------------------------------------------------------------------------------------------------------------------
   Ending                                                                               $    13,000    $   280,000    $ 4,605,000
=================================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments (receipts) for:
   Interest                                                                             $   346,000    $   285,000    $   288,000
   Income taxes                                                                         $  (399,000)   $  (103,000)   $   413,000
=================================================================================================================================
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
   Long-term obligations incurred for purchase of equipment                             $    27,000    $      --      $   712,000
=================================================================================================================================
   Acquisition of Universal Appliance Company, Inc. and
      Universal Appliance Recycling, Inc.
         Working capital acquired, including cash and
            cash equivalents of $26,000                                                 $      --      $   118,000    $      --
         Fair value of other assets acquired, principally
            property and equipment and a non-compete agreement                                 --          176,000           --
         Purchase price assigned to goodwill                                                   --          301,000           --
         Long-term debt assumed                                                                --         (207,000)          --
---------------------------------------------------------------------------------------------------------------------------------
         Total consideration, 21,000 shares of Common Stock                             $      --      $   388,000    $      --
=================================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Appliance Recycling Centers of America, Inc. and Subsidiaries

                                                                                Retained          Foreign
                                                      Common Stock              Earnings         Currency
                                               -------------------------    (Accumulated      Translation
                                                  Shares          Amount        Deficit)       Adjustment            Total
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                     1,045,000    $  8,996,000    $  1,975,000     $    (39,000)    $ 10,932,000
   Exercise of Common Stock
      options and warrants and related
      tax benefits (Note 9)                       12,000         181,000            --               --            181,000
   Foreign currency translation adjustment          --              --              --             18,000           18,000
   Net income (loss)                                --              --          (943,000)            --           (943,000)
--------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 30, 1995                     1,057,000    $  9,177,000    $  1,032,000     $    (21,000)    $ 10,188,000
   Issuance of Common Stock (Notes 3 and 9)       73,000       1,118,000            --               --          1,118,000
   Exercise of Common Stock options
      and warrants (Note 9)                        7,000          55,000            --               --             55,000
   Foreign currency translation adjustment          --              --              --             21,000           21,000
   Net income (loss)                                --              --        (7,269,000)            --         (7,269,000)
--------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 28, 1996                     1,137,000    $ 10,350,000    $ (6,237,000)    $       --       $  4,113,000
   Net income (loss)                                --              --          (748,000)            --           (748,000)
--------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 3, 1998                       1,137,000    $ 10,350,000    $ (6,985,000)    $       --       $  3,365,000
==========================================================================================================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Appliance Recycling Centers of America, Inc. and Subsidiaries

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Appliance Recycling Centers of America, Inc. and subsidiaries (the "Company") is in the business of selling reconditioned and distressed appliances and providing recycling services in an environmentally sound manner for major household appliances throughout the United States. The Company sells appliances through a chain of Company-owned stores under the name "Encore(R) Recycled Appliances." The Company provides recycling services on a credit basis to utilities, local governments, appliance retailers and waste management companies.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Appliance Recycling Centers of America, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

   CASH EQUIVALENTS: Due to their short-term maturities, the carrying amount approximates fair value.

   SHORT- AND LONG-TERM DEBT: The fair value of short- and long-term debt is estimated based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements. At January 3, 1998, and December 28, 1996, the carrying value of the Company's short- and long-term debt approximated its fair value.

FISCAL YEAR: The fiscal year ended January 3, 1998 includes 53 weeks. The fiscal years ended December 28, 1996 and December 30, 1995 include 52 weeks.

REVENUE RECOGNITION: The Company recognizes revenue from appliance sales in the period the appliance is sold. Recycling revenue is recognized when a unit is collected and processed. Byproduct revenue is recognized upon shipment.

The Company provides allowances for uncollectable revenues receivable based on management's periodic assessment of the need for such allowances.

The Company defers revenue under extended warranty arrangements and recognizes it over the term of the warranty contract.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all cash and any treasury bills, commercial paper and money-market funds with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposits and money-market accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

INVENTORIES: Inventories, consisting primarily of reconditioned and distressed appliances, are stated at the lower of cost, first-in, first-out (FIFO) basis, or market.

GOODWILL: The Company was an 80% shareholder in its California subsidiary, and accordingly, recorded the minority shareholder's interest in the subsidiary's net income. During the fourth quarter of 1997, the Company purchased all the minority shareholder's stock in the California subsidiary. This transaction resulted in the Company's recording goodwill of $190,000. Goodwill is being amortized by the straight-line method over a period of five years.

PROPERTY AND EQUIPMENT: Depreciation is computed using straight-line and accelerated methods over the following estimated useful lives:
                                                          YEARS
---------------------------------------------------------------
Buildings and improvements                              18 - 30
Equipment                                                 3 - 8

The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at the date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. In 1995, the Company recorded a charge for impairment of certain assets. (See Note 11.)

INCOME TAXES: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NET LOSS PER SHARE: The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings per Share, which supersedes APB Opinion No. 15. SFAS No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. Basic per-share amounts are computed, generally, by dividing net income or loss by the weighted-average number of common shares outstanding. All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per common share.

The Company initially applied SFAS No. 128 for the year ended January 3, 1998 and, as required by the Statement, has retroactively applied it to all periods presented. As described in Note 9, at January 3, 1998 and December 28, 1996, the Company had stock options outstanding. However, because the Company has incurred a loss in all periods presented, the inclusion of those potential common shares in the calculation of diluted loss per-share would have an antidilutive effect. Therefore, basic and diluted loss per-share amounts are the same in each period presented.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.  MARKET CLOSINGS AND CORPORATE LIQUIDITY

The Company withdrew from three under-performing markets in the fourth quarter of 1996. The Company closed three recycling centers and nine retail stores in Hartford, Connecticut; Washington D.C./Baltimore, Maryland; and Oakland, California. In addition, the Company closed its three retail stores in Los Angeles, California. In connection therewith, the Company incurred charges of approximately $2.0 million which included the write-off of leasehold improvements, deferred tax assets, goodwill and certain non-compete agreements, receivables, and inventories, and the accrual of potential lease contingencies and other costs.

The Company believes, based on anticipated revenues from the Southern California Edison Company ("Edison") contract, the anticipated growth in retail sales and the anticipated improvement in gross profit, that funds generated from operations and the current line of credit will be sufficient to finance its operations and capital expenditures through December 1998. The Company's total capital requirements will depend, among other things, on the number of recycling centers operating and the number and size of retail stores operating during the fiscal year. If revenues are lower than anticipated, expenses are higher than anticipated or the line of credit cannot be maintained, the Company may require additional capital to finance operations. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity or other securities. There can be no assurance that such additional sources of financing will be available or available at terms satisfactory to the Company or permitted by the Company's current lender.

NOTE 3.  BUSINESS COMBINATIONS

On January 2, 1996, the Company acquired Universal Appliance Company, Inc. and Universal Appliance Recycling, Inc., Washington, D.C.-based companies, by exchanging a total of 21,000 shares of its Common Stock for 100% ownership of the respective companies. The acquisitions were accounted for under the Purchase Method of accounting. Also, the selling shareholders received $110,000 under non-compete agreements. In December 1996, the Company withdrew from the Baltimore, Maryland/Washington, D.C. market and closed the center and three retail locations. Accordingly, the goodwill and non-compete agreements were written off in the fourth quarter of 1996. Pro forma income statement information for 1995 has not been presented due to immateriality.

On August 23, 1995, the Company acquired Major Appliance Pickup Service of St. Louis, Inc., a St. Louis, Missouri-based used appliance retailer and recycler, by issuing 7,143 shares of its Common Stock. The acquisition has been accounted for as a pooling of interests.

NOTE 4.  LINE OF CREDIT

At January 3, 1998, the Company had a bank line of credit of $2.0 million. In February 1998, the line was increased to $2.75 million. The amount of borrowings available under the line of credit is based on a formula using receivables, inventories, and property and equipment. The line of credit has a stated maturity date of August 30, 1999, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The loan provides for a rate of interest equal to 5 percentage points over the prime lending rate per annum, but never less than 10% per annum (the interest rate as of January 3, 1998 was 13.5%), and minimum monthly interest payments of $10,000 regardless of the outstanding principal balance. Upon an event of default, the interest rate may increase by 5 percentage points per annum. The line of credit is secured by receivables, inventories, equipment, real estate and other assets of the Company and a portion is guaranteed by the President of the Company. The loan also requires that the Company meet certain financial covenants, provides payment penalties for noncompliance, limits the amount of other debt the Company can incur, limits the amount of spending on fixed assets and limits payments of dividends.

NOTE 5.  LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following:
                                            1997           1996
---------------------------------------------------------------
9.00% mortgage, due in
  monthly installments of
  $11,411, including interest,
  balance due February 2004,
  secured by land
  and building                       $   962,000    $ 1,010,000
8.75% mortgage, due
  in monthly installments
  of $6,981, including
  interest, balance due January
  2003, secured by land
  and building                           700,000        722,000
8.25% note payable, paid
  December 1997                                -        127,000
Other                                     72,000         79,000
---------------------------------------------------------------
                                     $ 1,734,000    $ 1,938,000
Less current maturities                  101,000        227,000
---------------------------------------------------------------
                                     $ 1,633,000    $ 1,711,000
===============================================================

The annual maturities of long-term debt as of January 3, 1998 were as follows:
1998                                                $   101,000
1999                                                    102,000
2000                                                    110,000
2001                                                    102,000
2002                                                    110,000
Thereafter                                            1,209,000
---------------------------------------------------------------
                                                    $ 1,734,000
===============================================================

NOTE 6.  ACCRUED EXPENSES

Accrued expenses were as follows:
                                           1997            1996
---------------------------------------------------------------
Compensation                         $  167,000     $   218,000
Lease contingencies
  and closing costs                     289,000         466,000
Other                                   365,000         476,000
---------------------------------------------------------------
                                     $  821,000     $ 1,160,000
===============================================================

NOTE 7.  COMMITMENTS

OPERATING LEASES: The Company leases certain of its recycling center facilities and retail stores under noncancelable operating leases. The leases require the payment of taxes, maintenance, utilities and insurance. In the fourth quarter of 1996, the Company withdrew from three under-performing markets and closed its retail locations in the Los Angeles, California, market. The Company is currently negotiating the cancellation of leases in these markets. At January 3, 1998, the Company had accrued $269,000 for estimated settlements of these leases.

Minimum rental commitments under noncancelable operating leases excluding the aforementioned leases subject to settlement as of January 3, 1998 were as follows:
1998                                                  $ 373,000
1999                                                  $ 157,000
2000                                                  $ 108,000
2001                                                  $   4,000

Rent expense for the fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995 was $433,000, $1,585,000 and $1,010,000, respectively.

NOTE 8.  INCOME TAXES

The provision for (benefit of) income taxes consisted of the following:
                                     1997             1996            1995
--------------------------------------------------------------------------
Current:
  Federal                      $        -      $  (415,000)    $    (4,000)
  State                           (31,000)               -               -
Deferred                                -          650,000        (586,000)
--------------------------------------------------------------------------
                               $  (31,000)     $   235,000     $  (590,000)
==========================================================================

A reconciliation of the effective tax rates with the federal statutory tax rate is shown below:
                                     1997             1996           1995
-------------------------------------------------------------------------
Income taxes at
  statutory rate               $ (236,000)    $ (2,462,000)   $  (566,000)
State taxes, net
  of federal
  tax effect                      (26,000)        (208,000)       (24,000)
Permanent differences              74,000          110,000              -
Change in valuation
  allowance                      (289,000)         235,000              -
Effect of NOL with no
  current tax benefit             446,000        2,560,000              -
-------------------------------------------------------------------------
                               $  (31,000)     $   235,000    $  (590,000)
=========================================================================

The tax effects of principal temporary differences are as follows:
                                                    1997             1996
-------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards           $ 2,319,000      $ 1,873,000
  Loss on asset impairment                       429,000          478,000
  Federal and state tax credits                  250,000          250,000
  Accrued expenses                               246,000          397,000
-------------------------------------------------------------------------
    Gross deferred tax assets                $ 3,244,000      $ 2,998,000
Deferred tax liability:
  Accelerated tax depreciation                  (292,000)        (203,000)
Valuation allowance                           (2,952,000)      (2,795,000)
-------------------------------------------------------------------------
  Net deferred tax assets                    $         -      $         -
=========================================================================

At January 3, 1998, the Company recorded a valuation allowance of $2,952,000 on deferred tax assets to reduce the total to an amount management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

At January 3, 1998, the Company had net operating loss carryforwards consisting of the following:
Expiration                                                         Amount
-------------------------------------------------------------------------
2011                                                          $ 4,515,000
2012                                                          $ 1,115,000

NOTE 9.  SHAREHOLDERS' EQUITY

STOCK OPTION PLANS: The Company has two Stock Option Plans (the "Plans") that permit the granting of "incentive stock options" meeting the requirements of
Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified options which do not meet the requirements of Section 422. The Plans have 150,000 and 100,000 shares, respectively, available for grant. The options that have been granted under the Plans are exercisable for a period of five or seven years from the date of grant and vest over a period of two or three years from the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Plans. Had compensation cost for the Plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted loss per share would have been increased to the pro forma amounts indicated below:
                                                1997               1996
-----------------------------------------------------------------------
Net loss - as reported                   $  (748,000)      $ (7,269,000)
Net loss - pro forma                     $  (847,000)      $ (7,348,000)
Basic and diluted loss per share
  - as reported                          $     (0.66)      $      (6.53)
Basic and diluted loss per share
  - pro forma                            $     (0.75)      $      (6.60)
=======================================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
                                                     1997          1996
-----------------------------------------------------------------------
Expected dividend yield                                -             -
Expected stock price volatility                    50.43%        51.02%
Risk-free interest rate                             6.00%         6.00%
Expected life of options (years)                    3             3
=======================================================================

Additional information relating to all outstanding options is as follows:

                                                       Weighted Average
                                             Shares      Exercise Price
-----------------------------------------------------------------------
Outstanding at
   December 31, 1994                         71,000            $  25.92
   Exercised                                 (6,000)           $   9.44
   Cancelled                                 (1,000)           $  28.20
-----------------------------------------------------------------------
Outstanding at
   December 30, 1995                         64,000            $  27.08
   Granted                                   37,000            $  12.72
   Exercised                                 (9,000)           $   9.60
   Cancelled                                (12,000)           $  20.72
-----------------------------------------------------------------------
Outstanding at
   December 28, 1996                         80,000            $  23.36
   Granted                                   44,000            $   2.54
   Cancelled                                (31,000)           $  31.31
-----------------------------------------------------------------------
Outstanding at
   January 3, 1998                           93,000            $  10.93
=======================================================================

The weighted average fair value per option of options granted during 1997 and 1996 was $0.96 and $4.92, respectively.

The following tables summarize information about stock options outstanding as of January 3, 1998:

                         OPTIONS OUTSTANDING
                                                 Weighted
                                                  Average      Weighted
Range of                           Number       Remaining       Average
Exercise                          Options     Contractual      Exercise
Prices                        Outstanding    Life (Years)         Price
-----------------------------------------------------------------------
$35.50 to $45.52                    6,000             1.6       $ 39.64
$17.50                             27,000             3.7       $ 17.50
$10.52 to $12.76                   18,000             5.5       $ 10.58
$2.38 to $3.00                     42,000             6.7       $  2.55
-----------------------------------------------------------------------
                                   93,000
=======================================================================

                         OPTIONS EXERCISABLE
                                                              Weighted
Range of                                 Number                Average
Exercise                                Options               Exercise
Prices                              Exercisable                  Price
----------------------------------------------------------------------
$35.50 to $45.52                          6,000                $ 39.64
$17.50                                   25,000                $ 17.50
$10.52 to $12.76                          9,000                $ 10.58
$2.38 to $3.00                                -                      -
----------------------------------------------------------------------
                                         40,000
======================================================================

PRIVATE PLACEMENT: In May 1996, $700,000 was raised in a private placement of Common Stock to an institutional investor by selling 50,000 shares at $14.00 per share.

REVERSE SPLIT: In February 1997, the Company had a 1-for-4 reverse stock split and decreased the number of authorized shares to five million. The effect of the reverse stock split has been retroactively reflected in these financial statements and notes for all periods presented.

In April 1997, the shareholders approved an increase in the number of authorized shares to 10 million.

NOTE 10.  MAJOR CUSTOMERS

Net revenues include sales to major customers as follows:
                                   1997       1996        1995
--------------------------------------------------------------
REVENUE PERCENTAGE:
      Customer A                  37.8%      22.1%       23.5%
      Customer B                      -       1.9%       14.0%
--------------------------------------------------------------
        Totals                    37.8%      24.0%       37.5%
==============================================================

As of January 3, 1998, the receivable amount from Customer A on the Company's balance sheet was $350,000.

NOTE 11.  LOSS ON IMPAIRED ASSETS AND NON-RECURRING CHARGES

As of December 30, 1995, the Company recorded a charge of $1,316,000 consisting of a loss on impaired assets and accruals associated with the Company's business with utility customers. The loss on impaired assets was $1,194,000 with related charges of $122,000.


INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
Appliance Recycling Centers of America, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Appliance Recycling Centers of America, Inc. and Subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Appliance Recycling Centers of America, Inc. and Subsidiaries as of January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the years in the three year period ended January 3, 1998, in conformity with generally accepted accounting principles.



/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 17, 1998

FIVE-YEAR FINANCIAL SUMMARY


Fiscal Years Ended                      1997             1996             1995             1994            1993
---------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
---------------------------------------------------------------------------------------------------------------
Total revenues                  $ 11,979,000     $ 14,030,000     $ 16,241,000     $ 20,327,000    $ 14,943,000
---------------------------------------------------------------------------------------------------------------
Gross profit                    $  4,990,000     $  2,744,000     $  5,630,000     $  8,360,000    $  4,996,000
---------------------------------------------------------------------------------------------------------------
Operating income (loss)         $   (489,000)    $ (6,899,000)    $ (1,538,000)    $  1,753,000    $   (645,000)
---------------------------------------------------------------------------------------------------------------
Net income (loss)               $   (748,000)    $ (7,269,000)    $   (943,000)    $    877,000    $   (455,000)
---------------------------------------------------------------------------------------------------------------
Basic and diluted earnings
   (loss) per share             $      (0.66)    $      (6.53)    $      (0.90)    $       0.82    $      (0.47)
---------------------------------------------------------------------------------------------------------------
Weighted average number of
   common shares outstanding       1,137,000        1,114,000        1,052,000        1,071,000         975,000

BALANCE SHEET
---------------------------------------------------------------------------------------------------------------
Working capital (deficit)       $ (1,959,000)    $ (1,671,000)    $  3,503,000     $  4,700,000    $  2,046,000
---------------------------------------------------------------------------------------------------------------
Total assets                    $  8,569,000     $  9,992,000     $ 15,890,000     $ 16,912,000    $ 14,481,000
---------------------------------------------------------------------------------------------------------------
Long-term liabilities           $  1,633,000     $  1,711,000     $  2,084,000     $  2,741,000    $  2,474,000
---------------------------------------------------------------------------------------------------------------
Shareholders' equity            $  3,365,000     $  4,113,000     $ 10,188,000     $ 10,932,000    $  9,840,000



COMMON STOCK DATA*


The Company's Common Stock trades on the Nasdaq SmallCap Market under the symbol ARCI.

The Company has never paid or declared any cash dividends and the line of credit agreement entered into in 1996 prohibits the payment of cash dividends. The Company does not intend to pay dividends on its Common Stock in the foreseeable future.

The following table sets forth the range of low and high prices for the Company's Common Stock for each of the four quarters of 1997 and 1996:

                              1997                         1996
                        Low         High              Low          High
-----------------------------------------------------------------------
First Quarter       $ 2          $ 4             $ 12          $ 19 1/2
Second Quarter        2 3/8        3 3/8           14 1/2        20
Third Quarter         2 1/2        3 1/4            8 1/2        17 1/2
Fourth Quarter        2 1/8        4 1/4            2 1/3        11 1/2

*In February 1997, the Company had a 1-for-4 reverse stock split. These numbers reflect that split.

The Company had approximately 1,815 shareholders of record as of March 20, 1998.